Item 1.

(a) Sohu Com Inc.

(b) 	Vision International Center
	#1 Unit Zhongguancun East Road
	Beijing, China 100084


Item 2.

(a) Platinum Asset Management Limited

(b)  Level 8, 7 Macquarie Place
Sydney NSW 2000
Australia
(c) Australia
(d) Common Stock
(e) 83408W103

Item 3.
N/A

Item 4.

(a) 1,392,586
(b) 3.8%
(c) (i) 1,392,586
(ii) 0
(iii) 1,392,586
(iv) 0

Item 5
Yes

Item 6
No

Item 7
N/A

Item 8
N/A

Item 9
N/A



Item 10
(a) N/A
(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.